Exhibit 99.1

                            Explanation of Responses

(2) Reference is hereby made to the offer by L Curve Sub Inc. and M Curve Sub Inc., each a direct subsidiary of Wengen Alberta, Limited Partnership, to purchase all of the issued and outstanding shares of Common Stock, par value $.01 per share, of the Issuer at a purchase price of $62.00 net per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, upon the terms and subject to the conditions set forth in the offer to purchase dated June 8, 2007, and the related letter of transmittal, as they may be supplemented or amended from time to time. On July 9, 2007, Wengen Alberta, Limited Partnership issued a press release announcing the completion of the initial offering period. As described in the Schedule 13D, as amended (the "13D/A"), filed with the Securities and Exchange Commission on March 26, 2007, by Douglas L. Becker, R. Christopher Hoehn-Saric, Steven M. Taslitz, Eric D. Becker, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI CPE LLC, CGI Private Equity LP, LLC, Citicorp Banking Corporation, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc., Citigroup Inc., Sigma Capital Management, LLC ("Sigma Management") and Steven A. Cohen (collectively, the "13D Persons", with Sigma Management and Steven A. Cohen referred to herein as the "SAC Reporting Persons"), the 13D Persons may be deemed to be members of a group within the meaning of Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended, with regard to their respective interests in equity securities of the Issuer. The amount of the Issuer's securities held by Sigma Capital Associates, LLC ("Sigma Associates") as reported herein does not include the holdings of any other 13D Persons and each of Sigma Associates and the SAC Reporting Persons disclaim any pecuniary interest in the Issuer's securities held by the other 13D Persons.

(3) Sigma Associates holds 40,000 shares of Common Stock of the Issuer. Pursuant to an investment management agreement, Sigma Management exercises investment and voting power with respect to the 40,000 shares of Common Stock held by Sigma Associates. Steven A. Cohen controls Sigma Management. Sigma Management is owned by S.A.C. Capital Management, LLC, and Mr. Cohen directly and indirectly owns all of the equity interests of S.A.C. Capital Management, LLC. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's securities held by Sigma Associates is reported herein. Each SAC Reporting Person disclaims any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that any SAC Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes. A portfolio manager of Sigma Management owns 2,400 shares of Common Stock of the Issuer for his personal account and an additional 100 shares of Common Stock of the Issuer are held in his IRA account. This portfolio manager also has investment discretion over an account that holds an additional 300 shares of Common Stock of the Issuer. Each of the SAC Reporting Persons disclaims beneficial ownership of these 2,800 shares, which shares are not reflected in this filing.